 Cementos Lima S.A.

FILE NO.
82-3911

VAL-039-03
March 31, 2003



03050078

Mr. Michael Hyatte
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

PROCESSED
APR 24 2003
THOMSON FINANCIAL

Re.: Information furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

SUPPL

Dear Mr. Hyatte,

Please find enclosed the following documents:

1. Quarterly Report as of December 31, 2002.

   Date: filed with CONASEV and The Lima Stock Exchange on February 21, 2003.

   Required by: CONASEV and The Lima Stock Exchange.

2. Monthly information as of February 28, 2003 relating ADR holders' share on the Capital Stock.

   Date: filed with CONASEV and The Lima Stock Exchange on March 12, 2003.

   Required by: CONASEV and The Lima Stock Exchange.

3. Summons to the Obligatory Annual Meeting of Shareholders to be held on March 28, 2003 according to resolution adopted at the March 17, 2003 Board of Directors' Meeting.

   Date: filed with CONASEV and The Lima Stock Exchange on March 17, 2003 and published in "El Peruano" (Official Bulletin) and "Expreso" on March 18, 2003.

   Required by: CONASEV and The Lima Stock Exchange.

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293



Cementos Lima S.A.

4. Summary of resolutions adopted at the March 28, 2003 Obligatory Annual Meeting of Shareholders.

   Date: filed with CONASEV and The Lima Stock Exchange on March 28, 2003.

   Required by: CONASEV and The Lima Stock Exchange.

Very truly yours,



Irma Mavila
Head of the Securities Department

c.c.: The Bank of New York

FILE: SEC

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293



Cementos Lima S.A.

FILE N°
82-3911

(FREE TRANSLATION)

VAL-015-03

February 21, 2003

Messrs.
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
CONASEV
Lima

Attention: Public Registry of Securities and Intermediaries

Dear sirs,

Attached please find our Quarterly Report as of December 31, 2002 to be distributed to securityholders.

Truly yours,

Irma Mavila
Head of the Securities Department

Encl.: 1

c.c.: Securities and Exchange Commission - SEC (USA)
GG
GF
GDC

FILE: TRANEWS

Fourth Quarte



Cementos Lima S.A.

ECONOMIC ENVIRONMENT

Peru's Gross Domestic Product (GDP) increased by 5,2% during 2002, with respect to the same period of 2001. At the same time, the Construction Sector increased 8,3% during 2002, while domestic demand for cement achieved a 11,6% growth.

With respect to the variation of the inflation indices during the year, the Consumer Price Index and the Wholesale Price Index increased by 1,52% and 1,67%, respectively. Comparatively, during 2001 both inflation indices decreased by 0,13% and 2,19%, respectively.

During 2002, the Peruvian Nuevo Sol devaluated 2,0% against the US dollar in nominal terms, considering the average selling quote at the end of the period. On December 31st, 2002, the exchange rate quotes for selling and buying US dollars were S/. 3,515 and S/. 3,513 per dollar, respectively.

CORPORATE MATTERS

On October 29th, 2002, the Board of Directors declared a cash dividend of US$ 0,11 per common share and US$ 0,011 per investment share, paid from November 28th, 2002. This dividend totaled US$ 4,6 million and was on account of 1998 and 1999 fiscal years' retained earnings.

On December 27th, 2002, the Board of Directors declared two cash dividends. The first one, to be payable from February 21st, 2003, of US$ 0,14 per common share and US$ 0,014 per investment share, totaling US$ 5,8 million. The second dividend, to be payable from April 21st, 2003, of US$ 0,12 per common share and US$ 0,012 per investment share, totaling US$ 5,0 million. These dividends are on account of 1999 and 2000 fiscal years' retained earnings, respectively.

ENVIRONMENT AND NATURAL RESOURCES

During the fourth quarter of 2002, the Company accomplished the following activities:

1. Related to the Production Ministry (PRODUCE):

   - Environmental monitoring of air quality, noises, water, particulated material emissions and sulfur dioxide emissions, at the different areas of the company and its mining concessions. The results confirmed that the all levels were within the established environmental quality standards.

   - At the same time, the monitoring of water and marine sediments was performed at Conchan's port with satisfactory results.

   - During November took place the public audience of the exploitation operations of the mining concession "Virgen de Fátima".

   - The company initiated the detailed study for closing up of the Atocongo industrial plant and quarry, in accordance with the assumed commitments of the Environmental Management and Compliance Program (PAMA).

2. Related to community services:

   - During this fourth quarter, the Company continued with the technical support for the maintenance of the ecological laboratories, the flora and fauna investigation projects, the "Flor de Amancaes" rescue project, as well as with the archaeological studies at the "Pachacamac" and "Tablada de Lurin" areas.

OPERATIONS AND PRODUCTION

The Company's clinker production increased 28,2%, from 1 489 983 t during 2001 to 1 909 918 t, during 2002,

mainly due to the production of clinker type II for exportation and to the increasing of domestic consumption. From the total clinker produced, 73,4% corresponded to clinker type I and 26,6% to clinker type II of low alkali content.

The Company's cement production during 2002, increased by 13,6% with respect to 2001, from 1 598 956 t to 1 815 936 t, due to the same reasons mentioned in the previous paragraph. The period's production included 1 304 505 t (71,8%) of cement type I, 426 599 t (23,5%) of cement type II of low alkali content and 84 832 t (4,7%) of cement type IP.

The company's production share on the country's total clinker production was 51,3%, 2,9% higher than the one obtained in the former year and the highest of the last ten years. This was possible due to the higher production volume required to fulfill the export commitments.

Clinker and cement production figures, as well as cement dispatches, are shown in Table No 1.

The Conchán's port operations, expressed in total tonnage, increased 29,6% when compared to the year 2001. The annual variation in tons of loaded or unloaded products is shown below:

	As of December 31th, 2002	N° of Vessels	As of December 31th, 2001	N° of Vessels	Volumen Variation (%)
CEMENT	339 645	12	223 974	9	51,6
CLINKER	185 692	8	161 260	6	15,2
COAL	241 239	7	194 338	6	24,1
GRAINS	67 939	5	38 560	2	76,2
IRON MINERAL	0	0	25 958	2	-100
TOTAL HANDLED	834 515	32	644 090	25	29,6

With respect to industrial health and safety activities, the XI Meeting on Mining Health and Safety of the Yauli area, took place during the month of November at the Company's facilities with the participation of mining

TABLE N° 1
CEMENTOS LIMA S.A.
(in thousands of metric tons)

YEAR	QTR	Production		Cement Dispatches*	
		Clinker	Cement	C. Lima	Perú
2001	I	302,2	381,0	364,8	826,4
	II	529,1	382,3	327,0	754,7
	III	239,2	453,4	335,1	840,3
	IV	419,5	382,3	358,6	941,7
	I-IV	1 490,0	1 599,0	1 385,6	3 363,1
2002	I	481,3	476,5	364,3	919,7
	II	385,6	468,8	352,3	862,2
	III	625,6	470,2	385,0	983,8
	IV	417,4	400,5	366,4	987,6
	I-III	1 909,9	1 815,9	1 468,0	3 753,4
Variation					
02-I-IV/01-I-IV		28,2%	13,6%	5,9%	11,6%
02-IV/01-IV		-0,5%	4,8%	2,2%	4,9%
02-IV/02-III		-33,3%	-14,8%	-4,8%	0,4%

* Only domestic dispatches are included.

companies, the Mining and Energy Ministry, the Mining Safety Institute, the National Association of Mining, Petroleum and Energy, as well as specialized press.

Likewise, during the fourth quarter the implementation of the Information Management System of Industrial Safety (SEGURITO), was initiated.

MARKET

Domestic

The Company's domestic cement dispatches during 2002 reached 1 467 971 t, volume 5,9% higher than during 2001 when cement dispatches amounted to 1 385 568 t. It is important to mention that during 4Q02 cement dispatches increased 2,2% when compared to 4Q01 and 4,8% when compared to 3Q02.

Additionally, total domestic cement dispatches increased 11,6%, from 3 363 095 t in 2001 to 3 753 369 t in 2002.



CEMENTOS LIMA S.A.
Income Statement
(in thousands of constant nuevos soles as of December 31, 2002 and 2001)

	Twelve Month Period					Three Month Period				
	To December 31, 2002		To December 31, 2001		Percent Change	Fourth Quarter 2002		Fourth Quarter 2001		Percent Change
		%		%	%		%		%	%
Net Sales	514 654	100	468 616	100	10	124 404	100	118 902	100	5
Cost of Sales	(223 953)	(44)	(196 923)	(42)	14	(61 643)	(50)	(49 283)	(41)	25
Gross Margin	290 701	56	271 693	58	7	62 761	50	69 619	59	(10)
Operating Expenses										
Depreciation and amortization	(83 002)	(16)	(80 108)	(17)	4	(21 226)	(17)	(19 594)	(16)	8
Administrative	(40 212)	(8)	(37 953)	(8)	6	(10 263)	(8)	(12 237)	(10)	(16)
Selling	(14 922)	(3)	(12 671)	(3)	18	(4 186)	(3)	(3 105)	(3)	35
Total Operating Expenses	(138 136)	(27)	(130 732)	(28)	6	(35 675)	(29)	(34 936)	(29)	2
Operating Income	152 565	30	140 961	30	8	27 086	22	34 683	7	(22)
Comprehensive Financial (Expense) income										
Financial (expense) income, net	(6 684)	(1)	(16 128)	(3)	(59)	(1 146)	(1)	(2 849)	(2)	(60)
Gain (Loss) from monetary position	(3 116)	(1)	4 122	1	(176)	2 141	2	2 476	2	(14)
Total Comprehensive Financial (Expense) income	(9 800)	(2)	(12 006)	(3)	(18)	995	1	(373)	-	(367)
Other Income (Expenses)	3 132	1	1 121	0	179	1 755	1	4 106	3	(57)
Income Before Tax and Employees	145 897	28	130 076	28	12	29 836	24	38 416	32	(22)
Income Tax	(35 453)	(7)	(43 136)	(9)	(18)	(7 562)	(6)	(9 882)	(8)	(23)
Employees' Profit Sharing	(16 441)	(3)	(14 865)	(3)	11	(3 501)	(3)	(5 660)	(5)	(38)
Net Income	94 003	18	72 075	15	30	18 773	15	22 874	19	(18)
Legal Reserve	(423)	-	(5 148)	(1)	(92)	(142)	-	(230)	-	(38)
Reserve for reinvestment	-	-	(8 811)	(7)	(100)	-	-	(8 811)	(7)	(100)
Net Unrestricted Income	93 580	18	58 116	12	61	18 631	15	13 833	12	35

Consequently, the Company's market share, considering dispatched volumes, decreased to 39,1%.

During 4Q02, the Company did not make any price adjustment, maintaining the same prices established on May 16th, 2001.

As a result, the average domestic price for Type I cement for the whole year 2002, in constant nuevos soles as of December 31st, 2002, was S/. 297,88/t, 1,64% lower than the average of S/.302,86/t for the year 2001. In US dollars equivalent, the weighted average price for Type I cement during 2002 was US$ 84,70/t, 0,7% higher than the US$ 84,10/t of the former year.

Exports

Total volume exported grew 36,4%, from 385 235 t during 2001 to 525 337 t during 2002.

From the total exported during this period, 339 645 t or 64,7% corresponded to cement type II of low alkali content, 152 985 t or 29,1% to clinker type I and 32 707 t or 6,2% to clinker type II of low alkali content.

Furthermore, 70,9% of the exported volume was destined to the USA, 20,1% to the Dominican Republic, 6,2% to Chile and 2,8% was shipped to Canada, new country of destination for our exports.

It is important to mention that during 2002 exports represented 26,4% of the total volume dispatched by the Company, in comparison with the 21,8% achieved during 2001, which confirms the dynamism exports are achieving and the increase of their relative importance within the Company's development.

ANALYSIS OF FINANCIAL RESULTS

Net sales, including exports, during 2002 in constant soles as of December 31st, 2002, reached S/. 514,7 million, 10% higher than in 2001. The growth was due to higher volume and average prices in the domestic market, as well as to higher exported volumes.

Cost of sales was S/. 223,9 million, 14% higher than in 2001, mainly due to higher costs of the volume sold and higher costs of maintenance and of the limestone used for local and export sales.

As consequence of what was mentioned in previous paragraphs and of the lower gross margin of exports, total gross margin reached 56% similar to of the year 2001.

Operating expenses, that added up to S/. 138,1 million, were higher than the S/. 130,7 million of 2001, due to increased depreciation expenses related to construction works completed and activated at the end of last year, as well as to higher commission expenses from higher domestic sales, net of lower export expenses.

Consequently, operating income reached S/. 152,6 million during 2002, amount 8% higher than the S/. 140,9 million reached in 2001.

Total comprehensive financial expenses during 2002, were 18% lower than in the former year. Financial expenses, which include in both fiscal years the loans for the first and second stages of the Atocongo plant expansion, have been decreasing as the Company has been amortizing the principal of said debt and also due to lower interest rates negotiated during the second quarter of 2001.

Besides, in the year 2002 a loss from monetary position of S/. 3,1 million was generated, in comparison to the S/. 4,1 million profit generated during 2001, given that in 2002 part of the exchange differences that had been

CEMENTOS LIMA S.A.

(in thousands of constant nuevos soles as of December 31, 2002 and 2001)

BALANCE SHEET

	December 31, 2002	December 31, 2001
ASSETS		
CURRENT ASSETS		
Cash and Cash Equivalents	5 954	6 377
Accounts Receivable		
Trade accounts receivable	15 540	12 636
Affiliates	2 076	7 610
Other accounts receivable	14 679	2 593
	32 295	22 839
Inventories		
Cement	2 222	895
Work in process	46 332	37 394
Raw materials	7 886	6 892
Spare parts, materials and supplies	61 471	63 221
Goods in transit	10 905	9 774
	128 816	118 176
Prepaid Expenses	7 930	4 555
TOTAL CURRENT ASSETS	174 995	151 947
Accounts Receivable - Long Term	14 581	15 277
Quarry stripping costs - deferred	24 043	15 754
Investment in Securities	60 511	60 561
Fixed Assets	654 505	717 965
Other Assets	29 865	30 664
TOTAL ASSETS	958 500	992 168
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Bank Overdrafts	33 392	3 505
Trade Accounts Payable	30 109	25 792
Income and Payroll Taxes	6 833	9 804
Vacation and Profits Sharing	9 953	11 554
Dividends Payable	38 273	202
Customers' Deposits	3 100	2 181
Affiliates	6 334	446
Others Accounts Payable	5 942	6 589
Current Portion of Long Term Debt	58 579	93 574
TOTAL CURRENT LIABILITIES	192 515	153 647
Long Term Debt	44 055	102 315
Deferred Taxes and Other	53 540	49 867
TOTAL LIABILITIES	290 110	305 829
STOCKHOLDERS' EQUITY		
Capital Stock	367 453	358 878
Investment Shares	47 467	46 360
Retained Earnings		
Legal reserve	73 853	73 390
Reinvested profit-law 27394	-	8 811
Undistributed eamings, previous year	86 037	140 784
Undistributed eamings, current year	93 580	58 116
Dividends paid on current year net income	-	-
TOTAL STOCKHOLDERS' EQUITY	668 390	686 339
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	958 500	992 168

CEMENTOS LIMA S.A.

(in thousands of constant nuevos soles as of December 31, 2002)

STATEMENTS OF CASH FLOW

	December 31, 2002		December 31, 2001	
1. CASH FLOW FROM OPERATING ACTIVITIES				
Net Income	94 003		72 075	
Depreciation	81 160		77 394	
Withdraws and/or Adjustment of Fixed Assets	7 619		159	
Amortization of Intangibles / Adjustments	1 842		2 714	
Loss (Profits) due to the Non Current Monetary Position	(383)	184 241	622	152 964
		184 241		152 964
2. CHANGES IN ASSETS AND LIABILITIES				
(INCREASE) DECREASE IN ASSETS				
Trade Accounts Receivable	(3 184)		(6 251)	
Other Accounts Receivable	1 461		5 172	
Inventories	(10 640)		15 405	
Prepaid Expenses	(3 375)		(1 798)	
Quarry stripping costs - deferred	(8 289)	(24 027)	(5 887)	6 641
INCREASE (DECREASE) IN LIABILITIES				
Trade Accounts Payable	4 317		(1 410)	
Taxes and Contributions	(2 971)		(2 672)	
Personnel Account	(1 601)		(860)	
Other Accounts Payable	5 945		(8 758)	
Dividends Payable	38 071		(40)	
Deferred Taxes and Participations	(3 779)		5 642	
Advance Payment of Clients	918	40 900	183	(7 915)
		201 114		151 690
3. CASH FLOW IN INVESTING ACTIVITIES				
Increase of Other Assets	(8 360)		(5 121)	
Bond Redemption	50		44	
Payment for Purchase of Fixed Assets and Current Works	(25 319)		(16 516)	
		(33 629)		(21 593)
		167 485		130 097
4. CASH FLOW FROM FINANCING ACTIVITIES				
Inflows from Long Term Financing	-		112 270	
Long Term Debt Amortization	(93 255)		(214 862)	
Increase (Decrease) of Bank Overdrafts and Loans	29 887		3 117	
Payment of Dividends	(104 540)	(167 908)	(48 876)	(148 351)
		(423)		(18 254)
INITIAL CASH BALANCE		6 377		24 631
FINAL CASH BALANCE		5 954		6 377

activated in the 1998 and 1999 fiscal years were brought back, as explained later in the decrease of assets' paragraph.

Other income and expenses increased 179% YOY, from a S/. 1,1 million to a S/. 3,1 million net revenue, mainly due to higher duty drawbacks as a consequence of higher exports.

According to current legal regulations, the income rate applicable to fiscal year 2002 was 27% (30% for the non reinvested portion and 20% for the portion reinvested during 2001). Likewise, according to the new legislation, starting from January 1st 2003 the Company is required to making an additional advance payment of the year's income tax.

Mainly as a consequence of higher domestic sales and prices and of higher export volumes, as well as of lower financial expenses, net income increased by 30%, from S/. 72,1 million in 2001 to S/. 94,0 million in 2002, in constant soles as of December 31st, 2002, representing 18% of net sales, higher than the 12% of 2001.

In the same way, net unrestricted income increased by 61% during the year, from S/. 58,1 million in 2001 to S/. 93,6 in 2002. This increase is due to the fact that, according to the General Societies Law, the Legal Reserves account accrued by the Company has already reached 20% of the paid-in capital; consequently, starting from the second half of 2002 the amounts withdrawn for this concept will only be the necessaries to adjust the provision by inflation, until a new capitalization takes place.

The most important changes in the Company's Balance Sheet as of December 31st, 2002, with respect to December 31st, 2001, took place in the following accounts:

Cash and Cash Equivalents account remained in the same level than in the former fiscal year, given that the higher flows from operating activities, generated by higher sales volumes, were used for buying fixed assets, higher

TABLE N° 2
CEMENTOS LIMA S.A.
Financial Ratios : 2002 – 2001

	December 31, 2002	December 31, 2001
Current Ratio	0,91	0,99
Acid Test	0,20	0,19
Cost of sales/Net sales	0,44	0,42
Total Liabilities/Total Stockholder's Equity	0,43	0,45

	December 31th, 2002	December 31th, 2001	Variation %
Inflation Index (IPC)	101,52	100,00	1,52
Inflation Index (IPM)	154,41	151,87	1,67
Devaluation (S/./US$)	3,515	3,446	2,00
Cement Sol (S/./metric ton)	297,78	297,78	0,00
Cement Atlas (S/./metric ton)	275,68	275,68	0,00

IPC = Consumer Price Index (Base: December 2001 = 100.0)
IPM = Wholesale Price Index (Base: Year 1994)

dividend payments and advance disbursements for some projects.

Increase of Trade Accounts Receivable, due to exports because payments are generally received 30 to 40 days from the Bill of Lading date. Decrease of Accounts Receivables from Subsidiaries related to the repayment of a loan and increase of Other Accounts Receivable due to the increase of the current portion of long term debt that will be amortized during the next twelve months.

Increase in inventories, due to the increase of stock levels to be able to supply export volumes already committed.

Decrease in Fixed Assets, due to the year's higher depreciation net of asset acquisitions. At the same time, this account is credited or debited according to the difference resulting from the inflation adjustment of the machinery acquired for the plant expansion and the exchange rate differential generated by the liabilities in foreign currency incurred to finance said acquisitions.

Increase in Deferred Costs related to quarry stripping operations. The Company defers the stripping (overburden clearing) costs from the expansion of the exploitation areas of the Atocongo and Cristina quarries. In order to

determine the stripping costs, management calculates a coefficient that results from dividing the estimate of total material to be extracted by the quarries' useful life. The costs are deferred or amortized when the actual stripping cost is higher or lower, respectively, than the cost estimated by using said coefficient.

Increase in Current Liabilities, due to the dividend payments on account of the net unrestricted income of former fiscal years, to be made on February 21st and April 21st 2003, as per the Board of Directors' agreement on December 27th 2002. These payments total S/. 38,1 million, approximately.

Decrease in Long-term debt, due to the increase of current payments for the next twelve months.

The Company's financial position as of December 31st, 2002 and 2001, is shown in Table N° 2, indicating the key financial ratios.

STOCK MARKET INFORMATION

A summary of the stock price information for 4Q02 follows (all figures are in current soles per share, except for the number of shares):

	Common shares	Investment shares
Number as of 12-31-02	36 926 629	47 701 066
Face value as of 12-31-02	S/. 10,00	S/. 1,00
Closing price as of 12-31-02	56,00	3,10
Highest closing price	56,00	3,10
Lowest closing price	46,00	2,39
Average closing price	50,91	2,69

The quotation of the ADS'S is as follows:

American Depository Shares (ADS'S)*	Dec. 31th, 2002	Sep. 30th, 2002
Number	48 645	49 620
Closing price as of	US$ 15,93	US$ 12,72

* 1 ADS = 1 common share

CONSOLIDATED FINANCIAL INFORMATION

The consolidated Balance Sheet and Profit and Loss Statements as of December 31st, 2002, are presented below.

CEMENTOS LIMA S.A. AND SUBSIDARIES (CONSOLIDATED)
(in thousands of constant nuevos soles as of September 30, 2002 and 2001)

	BALANCE SHEET	
	September 30, 2002	September 30, 2001
ASSETS		
CURRENT ASSETS		
Cash and Cash Equivalents	52 528	24 413
Accounts Receivable		
Trade accounts receivable	39 014	37 230
Other accounts receivable	14 775	13 275
	53 789	50 505
Inventories		
Cement	4 616	2 104
Work in process	71 895	44 149
Raw materials	15 093	19 487
Spare parts, materials and supplies	86 444	88 479
Goods in transit	7 116	1 278
	185 164	155 498
Prepaid Expenses	9 153	11 110
TOTAL CURRENT ASSETS	300 634	241 526
Accounts Receivable - Long Term	21 460	19 333
Investment in Securities	3 685	2 407
Fixed Assets	750 327	817 468
Other Assets	70 900	61 287
TOTAL ASSETS	1 147 005	1 142 020
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Bank Overdrafts	45 470	25 771
Trade Accounts Payable	40 277	4 990
Income and Payroll Taxes	8 369	11 690
Vacation and Profits Sharing	12 357	15 046
Dividends Payable	207	233
Customers' Deposits	4 862	5 283
Other Accounts Payable	55 429	26 562
Current Portion of Long Term Debt	31 896	54 821
TOTAL CURRENT LIABILITIES	198 867	144 396
Deferred Taxes and Other	51 542	57 499
Long Term Debt	126 261	211 150
Minority Interest	47 962	45 385
TOTAL LIABILITIES	424 631	458 429
STOCKHOLDERS' EQUITY		
Capital Stock	368 176	359 325
Labor Shares	47 560	46 417
Reinvested profits - law 27394	-	-
Legal reserve	75 397	74 886
Undistributed earnings	231 240	202 963
TOTAL STOCKHOLDERS' EQUITY	722 374	683 591
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	1 147 005	1 142 020

CEMENTOS LIMA S.A. AND SUBSIDARIES (CONSOLIDATED)

Income Statement

(in thousands of constant nuevos soles as of September 30, 2002 and 2001)

	Six Month Period:				
	To June 30, 2002		To June 30, 2001		Porcentual Change
		%		%	%
Net Sales	453 097	100,0	407 910	100,0	11,1
Cost of Sales	(194 560)	(42,9)	(176 278)	(43,2)	10,4
Gross Margin	258 537	57,1	231 632	56,8	11,6
Operating Expenses					
Depreciation and amortization	(77 249)	(17,0)	(79 696)	(19,5)	(3,1)
Administrative	(35 653)	(7,9)	(30 914)	(7,6)	15,3
Selling	(11 887)	(2,6)	(10 955)	(2,7)	8,5
Goodwill amortization	(1 063)	(0,2)	(1 039)	(0,3)	2,4
Total Operating Expenses	(125 852)	(27,8)	(122 604)	(30,1)	2,6
Operating Income	132 685	29,3	109 028	26,7	21,7
Comprehensive Financial (Expense) income					
Financial (expense) income, net	(6 973)	(1,5)	(16 449)	(4,0)	(57,6)
Gain (Loss) from monetary position	(5 911)	(1,3)	1 728	0,4	(442,0)
Total Comprehensive Financial (Expense) Income	(12 884)	(2,8)	(14 721)	(3,6)	(12,5)
Other Income (Expenses)	(3 185)	(0,7)	(5 810)	(1,4)	(45,2)
Income Before Tax and Employees	116 616	25,7	88 497	21,7	31,8
Income Tax	(13 100)	(2,9)	(9 650)	(2,4)	35,7
Employees' Profit Sharing	(28 410)	(6,3)	(34 808)	(8,5)	(18,4)
Net Income before minority interest	75 106	16,6	44 038	10,8	70,5
Minority interest	211	-	(208)	(0,1)	(201,2)
Net Income	75 316	16,6	43 830	10,7	71,8

companies included in these consolidated financial statements are: Cementos Lima S.A., Lar Carbón S.A., Inveco S.A. (includes Unicón S.A.), Generación Eléctrica Atocongo S.A., Depósito Aduanero Conchán S.A., Transporte Lurín S.A., Minera Adelaida S.A., Naviera Conchán S.A. (the last three are not currently operating).

RECENT DEVELOPMENTS

On January 29th, 2003, the Board of Directors approved the acquisition of 30,6177% of the common shares of our subsidiary Lar Carbon S.A., through which Cementos Lima S.A. will consolidate its property of 100% of said subsidiary. The acquisition price of each share is US$ 0,8187058 and the total number of shares to be acquired will be 8 975 443, which results in a total payment of US$ 7 348 247, to be paid by bank drafts.

Av. Atocongo 2440
Villa María del Triunfo Lima 35 – Peru
elephone: (511) 217-0200 Telefax: (511) 217-1496
Web Page: www.cementoslima.com.pe
E-mail: postmaster@cementoslima.com.pe

ecurities Depart. Phone: (511) 265-9045 Fax: (511) 470-8946

 Cementos Lima S.A.

(2)

(FREE TRANSLATION)

FILE N°
82-3911

VAL-025-03

March 7, 2003

Messrs.
COMISION NACIONAL SUPERVISORA DE EMPRESAS Y VALORES
CONASEV
Lima

Attention: Public Registry of Securities and Intermediaries

Dear sirs,

As defined under Article 3° of Resolucion CONASEV N° 630-97-EF/94.10, we inform you that none of our ADR holders has 1% share or more on the capital stock of the Company as of February 28, 2003.

Truly yours,

Alvaro Morales Puppo
Finance Manager (CFO)

c.c.: Securities and Exchange Commission - SEC (USA)
GG
VAL

FILE: TRAADRS2

 **Cementos Lima S.A.**

3

(FREE TRANSLATION)

FILE N°
82-3911

GF.0044.03
Lima, March 17, 2003

Messrs.
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
C O N A S E V
Lima

Attention: Public Registry of Securities and Intermediaries

Ref.: Important Events

Dear sirs,

As defined under Article 28 of the Securities Law and Resolución CONASEV N° 107-2002-EF/94.10, we inform you as "Important Event" about the resolution adopted by the Board of Directors' Meeting held on March 17, 2003:

Summon to the Obligatory Annual Meeting of Shareholders to be held on Friday, March 28, 2003, at 12.00 a.m. at our offices located in Av. Carlos Villarán 508, Suite 301, Santa Catalina, La Victoria. If a lawful quorum is not reached at the first summons, the Meeting will be held under the second summons on Saturday, April 5, 2003 at 10.00 a.m. at the same place with the same agenda. This agenda will be:

a) Annual Report and Financial Statements for the Fiscal Year 2002.

b) Appointment of Outside Auditors

Truly yours,
Alvaro Morales Puppo
Finance Manager (CFO)
Stock Exchange Representative

c.c.: Securities and Exchange Commission - SEC
Members of the Board

FILE: TRACONA2

 Cementos Lima S.A.

(FREE TRANSLATION)

**FILE N°
82-3911**

"EL PERUANO"/Official Bulletin Lima, Tuesday March 18, 2003

"EXPRESO" Lima, Tuesday March 18, 2003

CEMENTOS LIMA S.A.

OBLIGATORY ANNUAL MEETING OF SHAREHOLDERS

The shareholders of CEMENTOS LIMA S.A. are hereby summoned to the Obligatory Annual Meeting of Shareholders to be held on Friday, February 28, 2003 at 10.00 a.m. at our offices located in Av. Carlos Villarán 508, Suite 301, Santa Catalina, La Victoria, to deal with the following matters:

1. Annual Report and Financial Statements for the Fiscal Year 2002.
2. Appointment of Outside Auditors.

The registration of shares will be accepted at the same office, Securities Department, up to 12.00 a.m. of Thursday, March 27, 2003. If a lawful quorum is not reached at the first summons, the Meeting will be held under the second summons on Saturday, April 5, 2003 at 10.00 a.m. at the same place with the same agenda, and the registration of shares will be extended until 10.00 a.m. of Friday 4th of the same month.

Lima, March 18, 2003

THE BOARD OF DIRECTORS

FILE: TRAJUN

 Cementos Lima S.A.

(FREE TRANSLATION)

**FILE N°
82-3911**

GF.0049.03
Lima, March 28, 2003

(4)

Messrs.
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
C O N A S E V
Lima

Attention: Public Registry of Securities and Intermediaries

Ref.: Important Events

Dear sirs,

As defined under Article 28 of the Securities Law and Resolución CONASEV N° 107-2002-EF/94.10, we inform you as "Important Event" about the resolutions adopted by the Obligatory Annual Meeting of Shareholders held on March 28, 2003:

1. Approve the Annual Report 2002 as well as the Balance Sheet and related statements of Profit and Loss, Changes in Stockholders' Equity and Cash Flow for the fiscal years 2002 and 2001, duly reviewed by the independent auditors Messrs. MEDINA, ZALDIVAR, PAREDES & ASOCIADOS SOCIEDAD CIVIL (Members of ERNST & YOUNG).

2. Appointment of Independent Auditors.
   The Shareholders' Meeting agreed to delegate on the Board of Directors the appointment of independent auditors for the Fiscal Year 2003.

Truly yours,

Alvaro Morales Puppo
Finance Manager (CFO)
Stock Exchange Representative

c.c.: Securities and Exchange Commission - SEC (USA)
GG
VAL

FILE: TRACON6

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293